EX - 11

                STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

ZAPATA CORPORATION

Statement Regarding Computation of Per Share Earnings

	Six Months Ended		Three Months Ended
	June 30, 2000	June 30, 1999	June 30, 2000	June 30, 1999

Net loss (in millions)	$(3,083)	$(1,496)	$(410)	$(884)

Actual outstanding Common
Shares at beginning of period	23,888,928	23,877,078	23,887,078	23,877,078

Sum of weighted average activity
of Common shares issued for
Stock options	—	—	—	—

Other adjustment	(1,850)	—	—	—

Weighted Basic Shares	23,887,078	23,877,078	23,887,078	23,877,078

Effect of assumed exercise of
Common Stock equivalents	—	—	—	—

Weighted diluted shares	23,887,078	23,877,078	23,887,078	23,877,078

Basic earnings per share	$($0.13)	$(0.06)	$(0.02)	$(0.04)

Diluted earnings per share	$($0.13)	$(0.06)	$(0.02)	$(0.04)

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